UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 33253 / September 26, 2018

In the Matter of	:
	:
RYDEX ETF TRUST	:
702 King Farm Boulevard	:
Suite 200	:
Rockville, Maryland 20850	:
	:
(811-21261)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on June 19, 2018, and amendments on July 20, 2018 and August 9, 2018, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On August 31, 2018, a notice of filing of the application was issued (Investment Company Act Release No. 33216). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary